SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

TELUS INTERNATIONAL (CDA) INC.

(Name of the Issuer)

TELUS International (Cda) Inc.

TELUS Corporation

(Name of Person(s) Filing Statement)

Subordinate Voting Shares, no par value

(Title of Class of Securities)

87975H100

(CUSIP Number of Class of Securities)

Michel Belec TELUS International (Cda) Inc. Floor 5, 510 West Georgia Street Vancouver, BC V6B 0M3 (604) 695-6400	Andrea Wood TELUS Corporation 23rd Floor, 510 West Georgia Street Vancouver, BC V6B 0M3 (604) 697-8044

(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Adam M. Givertz Ian Hazlett Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3000	Lona Nallengara Scott Petepiece Sean Skiffington Allen Overy Shearman Sterling LLP 599 Lexington Avenue New York, NY 10022 (212) 848-4000

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INFORMATION REQUIRED BY SCHEDULE 13E-3

INTRODUCTION

This Amendment No. 2 to Schedule 13E-3 (together with the exhibits attached hereto, the “Final Amended Transaction Statement”), which amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on September 17, 2025 (the “Initial Schedule 13E-3”), as amended by Amendment No. 1 to Schedule 13E-3 filed with the SEC on October 6, 2025, is being filed with the SEC pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and together, the “Filing Persons”): (i) TELUS International (Cda) Inc., a corporation existing under the laws of British Columbia, Canada (“TELUS Digital”) and the issuer of the subordinate voting shares (the “Subordinate Voting Shares”) that are the subject of the Rule 13e-3 transaction, and (ii) TELUS Corporation, a corporation existing under the laws of British Columbia, Canada (“Purchaser”).

This Final Amended Transaction Statement relates to the plan of arrangement (the “Plan of Arrangement”), pursuant to Part 9, Division 5 of the Business Corporations Act (British Columbia), contemplated by the Arrangement Agreement, dated as of September 1, 2025, between Purchaser and TELUS Digital (the “Arrangement Agreement” and the transactions contemplated by the Arrangement Agreement, the “Arrangement”), pursuant to which Purchaser acquired all of the outstanding multiple voting shares of TELUS Digital (the “Multiple Voting Shares”) and Subordinate Voting Shares (other than those Multiple Voting Shares and Subordinate Voting Shares held by Purchaser) for (i) $4.50 in cash, (ii) 0.273 of a Purchaser common share, or (iii) $2.25 in cash and 0.136 of a Purchaser common share, for each Multiple Voting Share or Subordinate Voting Share. A copy of the Plan of Arrangement is attached as Appendix B to the Management Information Circular, which is attached as Exhibit (a)(2)(i) hereto (the “Circular”) and a copy of the Arrangement Agreement is attached as Exhibit (d)(i) hereto.

This Final Amended Schedule 13E-3 is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of the Initial Schedule 13E-3.

Capitalized terms used but not defined in this Final Amended Transaction Statement shall have the meanings given to them in the Circular or the Initial Schedule 13E-3, as applicable.

Except as otherwise set forth herein, the information set forth in the Initial Schedule 13E-3 remains unchanged and is incorporated by reference into this Final Amended Transaction Statement. All information set forth in this Final Amended Transaction Statement shall be read together with the information contained in or incorporated by reference in the Initial Schedule 13E-3.

All information contained in, or incorporated by reference into, this Final Amended Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

ITEM 15. ADDITIONAL INFORMATION

(c) Other Material Information.

A special meeting of TELUS Digital shareholders was held on October 27, 2025 (the “Meeting”) to approve a special resolution approving the Plan of Arrangement in the form attached as Appendix A to the Circular (the “Arrangement Resolution”). The Circular was provided to TELUS Digital’s shareholders pursuant to applicable British Columbia law. At the Meeting, the Arrangement Resolution was approved by 99.99% of the votes cast by shareholders, voting together as a single class, as well as 99.78% of the votes cast by holders of Subordinate Voting Shares, excluding votes attached to the Subordinate Voting Shares held by persons described in items (a) through (d) of Section 8.1(2) of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. On October 29, 2025, the Supreme Court of British Columbia issued a final order approving the Plan of Arrangement. The Arrangement was completed on October 31, 2025.

As a result of the Arrangement, it is anticipated that the Subordinate Voting Shares will no longer be listed on the Toronto Stock Exchange and the New York Stock Exchange (the “NYSE”). The NYSE has filed an application on Form 25 with the SEC to remove the Subordinate Voting Shares from listing on the NYSE and withdraw registration of the Subordinate Voting Shares under Section 12(b) of the Exchange Act. The deregistration will become effective 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. In addition, Purchaser intends to cause TELUS Digital to submit an application to cease to be a reporting issuer under applicable Canadian securities law, and to cause TELUS Digital to file a certification and notice on Form 15 (“Form 15”) with the SEC to suspend its reporting obligations under U.S. securities laws, and to otherwise terminate TELUS Digital’s public reporting requirements. TELUS Digital’s reporting obligations under Section 12(g) of the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

ITEM 16. EXHIBITS.

Exhibit No.	Description
(a)(2)(i)*	Management Information Circular of TELUS International (Cda) Inc. (the “Company”), dated September 17, 2025.
(a)(2)(ii)*	Form of Proxy for the holders of subordinate voting shares.
(a)(2)(iii)*	Form of Proxy for the holders of multiple voting shares.
(a)(2)(iv)*	Form of Voting Instruction Form.
(a)(2)(v)*	Letter of Transmittal and Election Form for the registered holders of subordinate voting shares.
(a)(2)(vi)*	Letter to Shareholders of the Company (incorporated herein by reference to the Circular).
(a)(2)(vii)*	Notice of Special Meeting of Shareholders (incorporated herein by reference to the Circular).
(a)(2)(viii)*	Press Release, dated September 2, 2025 (incorporated by reference to Exhibit 99.1 to TELUS Digital’s Report on Form 6-K furnished to the SEC on September 2, 2025).
(a)(2)(ix)	Press Release, dated October 31, 2025 (incorporated by reference to Exhibit 99.1 to TELUS Digital’s Report on Form 6-K furnished to the SEC on October 31, 2025).
(c)(i)*	Formal Valuation and Opinion of BMO Nesbitt Burns Inc. (“BMO Capital Markets”), dated September 1, 2025 (incorporated by reference to Appendix E of the Circular).
(c)(ii)*	Fairness Opinion of BofA Securities, Inc. (“BofA”), dated September 1, 2025 (incorporated by reference to Appendix F of the Circular).
(c)(iii)*	Special Committee Discussion Materials Provided by BofA to the Special Committee on July 6, 2025.
(c)(iv)*	Special Committee Discussion Materials Provided by BofA to the Special Committee on July 13, 2025.
(c)(v)*	Special Committee Discussion Materials Provided by BofA to the Special Committee on July 20, 2025.
(c)(vi)*	Special Committee Discussion Materials Provided by BofA to the Special Committee on July 27, 2025.
(c)(vii)*	Special Committee Discussion Materials Provided by BofA to the Special Committee on August 3, 2025.
(c)(viii)*	Special Committee Discussion Materials Provided by BofA to the Special Committee on August 17, 2025.
(c)(ix)*	Special Committee Discussion Materials Provided by BofA to the Special Committee on August 23, 2025.
(c)(x)*	Special Committee Discussion Materials Provided by BofA to the Special Committee on September 1, 2025.
(c)(xi)*	Special Committee Discussion Materials Provided by BMO Capital Markets to the Special Committee on July 31, 2025.
(c)(xii)*	Special Committee Discussion Materials Provided by BMO Capital Markets to the Special Committee on September 1, 2025.
(c)(xiii)*	TELUS Draft Discussion Materials Provided by Barclays to TELUS on August 12, 2025.
(c)(xiv)*	TELUS Discussion Materials (Indications of Value Reference Materials) Provided by Barclays to TELUS on August 23, 2025.
(c)(xv)*	TELUS Discussion Materials (Indications of Value Summary) Provided by Barclays to TELUS on August 23, 2025.
(d)(i)*	Arrangement Agreement, dated September 1, 2025, between TELUS and the Company (the “Arrangement Agreement”) (incorporated by reference to Exhibit 11 to Amendment No. 4 to the Schedule 13D filed by TELUS with the SEC on September 2, 2025 (the “Schedule 13D/A”)).
(d)(ii)*	Plan of Arrangement under the Business Corporations Act (British Columbia) (incorporated herein by reference to Appendix B of the Circular).
(d)(iii)*	Support and Voting Agreement, dated September 1, 2025, between Riel B.V. and TELUS Corporation (incorporated by reference to Exhibit 99.2 to TELUS Digital’s Report on Form 6-K filed with the SEC on September 11, 2025).
(d)(iv)*	Form of Director and Officer Support and Voting Agreement entered into between TELUS and each director and officer of the Company (incorporated by reference to Exhibit 12 to the Schedule 13D/A (see Schedule E to the Arrangement Agreement attached as Exhibit 11 to the Schedule 13D/A).
(f)(i)*	Interim Order (incorporated herein by reference to Appendix C to the Circular).
(f)(ii)*	Part 9, Division 5 of the Business Corporations Act (British Columbia) (incorporated herein by reference to Appendix H of the Circular).
107*	Filing Fee Table.

*          Previously filed.

SIGNATURES

After due inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

TELUS International (Cda) Inc.

Date: October 31, 2025	By:	/s/ Michel Belec
		Name:	Michel Belec
		Title:	Chief Legal Officer and Corporate Secretary

TELUS Corporation

Date: October 31, 2025	By:	/s/ Mario Mele
		Name:	Mario Mele
		Title:	Senior Vice President and Treasurer